October 2, 2006

VIA FACSIMILE (202) 772-9217

Zefar Hasan
Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

         RE:  Swiss Medica, Inc.
              Responses to telephonic comments regarding Schedule 14C originally filed September 20, 2006

Dear Mr. Hasan:

         This letter is in response to the comments from the Staff made during our telephone conversion earlier last week with respect to Swiss Medica's (the "Company") Preliminary Information Statement on Schedule 14C ("14C") originally filed on September 20, 2006.

         1. Underwritten Public Offering. The Company is not contemplating an underwritten public offering at this time and will hereby delete the phrase discussing the public offering under the section of the 14C entitled, "Effects of a Reverse Stock Split" from the Definitive 14C.

         2. "Going Private" Analysis. The Company is not using the reverse stock split as a mechanism to become eligible to terminate its status as a reporting company. As you know, Rule 12g-4 only permits issuers with less than 300 shareholders to terminate its status as a reporting company. The Company presently has 2,698 shareholders of record, most of which hold more than 10 shares of Company common stock. Therefore, even if the Company conducted a 10-for-1 reverse stock split, the Company will still have more than 300 shareholders.

         As discussed in our telephone conversation, the Company will file a Definitive Information Statement on Schedule 14C with respect to the reverse stock split and the Stock Option Plan with these changes. If you have any other questions or comments, please feel free to contact me at (310) 208-1182 x723.

                                            Very truly yours,


                                            /s/ Ryan S. Hong
                                            ------------------------------------
                                            Ryan S. Hong for
                                            RICHARDSON & PATEL LLP